

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 8, 2016

Via E-mail
Xavier Aguilera
Chief Financial Officer
Imaging3, Inc.
3022 North Hollywood Way
Burbank, California 91505

> **Re:** **Imaging3, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 25, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 12, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed November 16, 2015**
> **File No. 000-50099**

Dear Mr. Aguilera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

History, page 2

1. We note your disclosure on page 2 regarding a letter from the FDA dated October 28, 2010 denying clearance for your imaging technology and device. Please revise to clarify the basis for the FDA's denying clearance of your product in 2010. Please also disclose any prior 510(k) submissions prior to July 2010 and the outcomes of those submissions. Refer to Regulation S-K 101(h)(4)(viii).

Patent, page 5

2.   Please revise to disclose the status and effect of any liens on your patent.

Results of Operations…, page 20

3.   Please revise this section to disclose how your bankruptcy reorganization contributed to the decrease in warranty sales in 2015. Also address how the reasons for the reorganization affecting your sales in 2015 differed from how the reorganization affected your sales in 2014, if at all.

Liquidity and Capital Resources, page 21

4.   Please revise to disclose the reasons for the changes in your liquidity situation that you mention in this section. For example, what led to the decrease in cash in 2015 compared to 2014? Also revise to disclose your uses of cash, including the $606,975 you raised through financing activities in 2015. We also note the table on page 37 displaying the status of your delinquent payments pursuant to your reorganization plan. Please revise this section to disclose the total amount of your delinquency under the plan and how you plan to meet those payment obligations. Also revise the Liquidity section in your Form 10-Q for the fiscal quarter ended March 31, 2016 accordingly. Refer to Items 303(a)(1) and (a)(2) of Regulation S-K and Instructions 1 and 2 to Item 303(a). For additional guidance, refer to Section IV of SEC Release No. 34-48960 (Dec. 29, 2003).

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Description of Business, page 28

5.   We note the disclosures that you believe Imaging3 technology has the potential to contribute to the improvement of healthcare and also that management believes that Imaging3 technology has extraordinary market potential in an almost unlimited number of medical applications. Please have your auditor explain how it met the standards of auditing field work, including evidential matter, in auditing these statements. Refer to AU 326. Otherwise, remove the statements from this note in future filings, including the requested amendment.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page 28

6.   Please revise future filings, including any amendments, to clarify that the financial statements reflect your adoption of fresh-start accounting as of July 1, 2013.

7.   Your disclosure in the last paragraph about the presentation of reorganization items and Chapter 11 related liabilities does not appear to be applicable to the financial statements included in this filing. Please remove the disclosure in future filings, including any amendments, or clarify why you refer to those items.

Revenue Recognition, page 29

8.   We note that you recognize revenue upon shipment and you do not manufacture or stock the devices you sell. Please describe to us your arrangements for product purchases with your vendors and shipping and sales with your customers and explain why these arrangements support your recording revenue upon shipment.

Note 11. Commitments and Contingencies

Litigation, page 36

9.   Please expand your disclosure in future filings, including any amendments, to clearly describe the SEC Civil Action discussed in the first paragraph and to summarize the terms of the settlement.

10.   On page 37, you listed a number of delinquent obligations. Please tell us and disclose in future filings, including any amendments, the amounts and the line items of these obligations that are included in your financial statements. For any amounts that are not included, please disclose why.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 39

11.   Your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings, including any amendments, to identify the framework used.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Part I, Item 1. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page 4

12.   You disclose that as of January 8, 2016, you are in default on certain of the covenants
        under the Plan. Please tell us why you disclose the default date is January 8, 2016, and
        not an earlier date. Revise to summarize the covenants under which you have defaulted
        and the ramifications of the default, or cross-reference to where you provide that
        discussion elsewhere in the notes to your financial statements.

Note 10. Commitments and Contingencies

Litigation, page 12

13.   Refer to the paragraph following the table on page 13. Please also disclose or cross-
        reference to where you disclose on page 4 that you are in default. If a creditor or party in
        interest is trying to convert or dismiss the case, please disclose the date and nature of the
        actions taken.

Item 2. Management's Discussion and Analysis …, page 14

14.   We note your disclosure throughout this section that the decrease in your revenue and
        other changes in your results of operations for the three and six months ended June 30,
        2016 were "due to decreased sales." Please revise to disclose the underlying cause of the
        decrease in sales, such as changes in volume or selling prices. If any of these changes in
        financial measures are attributable to more than one factor, please quantify the effects of
        each factor on that change and disclose any related known trends. Refer to Item
        303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960 (Dec. 29,
        2003).

Liquidity and Capital Resources, page 16

15.   Your discussion of your working capital requirements does not address the amounts owed
        under the reorganization plan. If you do not plan to meet those obligations, please revise
        to state so clearly. Alternatively, please revise to address how your obligations under the
        plan affect the other expenditures disclosed herein. Also address whether you plan to
        prioritize the expenditures disclosed in this section or your payments under the
        reorganization plan.

Part II, Item 1. Legal Proceedings, page 18

16. We note your reference on page 13 to the possible conversion of your Chapter 11 bankruptcy case into Chapter 7. Please revise this section to disclose any motions that have been filed to convert the case to Chapter 7, the principal parties to such motions, as well as the status of such motions. Also revise to explain in a clear, concise and understandable manner how a conversion to Chapter 7 bankruptcy would affect the company's operations and its assets and liabilities. Please revise future filings as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 31

17. Please tell us how you have considered ASC 852-45-13, which requires that reorganization items be disclosed separately within the operating, investing and financing categories of the statement of cash flows.

Note 4. Petition for Relief under Chapter 11 of the Bankruptcy Code, page 37

18. You reported Reorganization items, net, on your statement of operations for all periods presented. Please provide us a detailed breakdown of its components, including any gains or losses as a result of the settlements listed under Note 4.

19. You provided a calculation of the excess of liabilities over reorganization value on the top of page 39. However, the amount of $4,629,370 for liabilities deferred pursuant to the Chapter 11 proceeding does not agree with the amount of $4,000,650 as disclosed under liabilities subject to comprise on page 40. Please reconcile the difference for us.

20. We note that you recognized $4,839,139 for reorganization value in excess of amounts allocable to identifiable assets as a result of fresh start accounting as of July 1, 2013. We also note that you impaired the amount during the six months ended December 31, 2013. Please tell us the key changes in your assumptions and inputs that resulted in the change in your enterprise value and the facts and circumstances that lead to your changes.

General

21. We note that you are delinquent in filing your Form 10-K for the fiscal year ended December 31, 2012. Please file the required report.

Xavier Aguilera
Imaging3, Inc.
September 8, 2016
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery